September 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attn: H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 1, 2016

File No. 001-35330

Ladies and Gentlemen,

Lilis Energy, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 13, 2016 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently submitting an amended draft of the Preliminary Proxy Statement on Schedule 14A (the “proxy statement”). If the Staff would like hard copies, please so advise and we would be happy to provide copies. All page number references contained in the Company’s responses below correspond to the page numbers in the proxy statement.

General

1.	It appears that you are attempting to incorporate by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Note E to Schedule 14A. Because your Form 10-Q for the quarter ended June 30, 2016 was not timely filed, you do not appear eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you are relying upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement.

Company Response: The Company acknowledges the Staff’s comment and, accordingly, confirms that it is relying on Item 13(b)(2) of Schedule 14A. In accordance therewith, the Company informs the Staff that it will deliver to the to security holders, at the same time it sends the proxy statement, the reports and statements that are material for the exercise of a shareholder’s prudent judgment in regards to the matters to be acted upon in the proxy statement, including: the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed on April 14, 2016, the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016, as filed on May 20, 2016 and August 25, 2016, respectively, and the Company’s Current Report on Form 8-K, as filed on June 28, 2016, as amended by the Company’s Current Report on Form 8-K, as filed on September 8, 2016.

Proposal 1, page 6

2.	Indicate the impact if the proposal is not approved by shareholders. In that regard, we note the provision of Section 4.2 of the Securities Purchase Agreement.

Company Response: The Company acknowledges the Staff’s comment. Accordingly, the Company has added disclosure regarding such impact, as reflected in Proposal 1 on page 7.

3.	We note that the securities purchase agreement and form of warrant attached to the proxy statement as Annexes A and B, indicate that the warrants have an exercise price of $0.25 per share. Please reconcile that with your disclosure here that the warrants have an exercise price of $2.50 per share.

Company Response: The Company acknowledges the Staff’s comment. The $2.50 reflects the impact of the 1-for-10 reverse stock split completed by the Company on June 23, 2016, which occurred after the closing date of the Series B Preferred Offering. Accordingly, the Company has added clarifying disclosure in Proposal 1 on page 6.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3599 or e-mail me at nicholas.look@klgates.com.

Sincerely,

/s/ Nicholas M. Look
Nicholas M. Look
K&L Gates LLP

cc:	Ariella Fuchs, Lilis Energy, Inc.

Michael A. Hedge, K&L Gates LLP

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